B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED



# PRESS RELEASE

Wednesday, September 29, 2004

For Immediate Release

Stock Symbol: TSX Venture Exchange: BFS

## BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES FIRST QUARTER RESULTS

**BFS Entertainment & Multimedia Limited** of Richmond Hill, Ontario, announced its unaudited consolidated financial and operating results for the first quarter ended July 31, 2004.

Sales for the quarter were $1,808,892 compared to $1,463,720 during the same quarter last year, representing an increase of 24%. Operating earnings were $117,913 compared to $224,242 last year. Loss before income taxes was $63,180 compared to a loss before income taxes of $113,558 in the same period last year. Net loss for the quarter was $41,991 ($0.01 per share) compared to net loss of $31,787 ($0.00 per share) in the same quarter last year.

| **FINANCIAL HIGHLIGHTS** (audited) | Thirteen weeks ended | |
|---|---|---|
| | **July 31, 2004** | August 2, 2003 |
| Sales | $ **1,808,892** | $ 1,463,720 |
| Operating earnings (EBITDA)[1] | **117,913** | 224,242 |
| Loss before income taxes | **(63,180)** | (113,558) |
| Income taxes recovered | **(21,189)** | (81,771) |
| Net loss | **(41,991)** | (31,787) |
| Net loss per share | **(0.01)** | (0.00) |

1. BFS uses operating earnings (EBITDA) to assess the operating performance of its business. Operating earnings (EBITDA) represents earnings before interest, income taxes and amortization. Operating earnings (EBITDA) do not have a standardized meaning prescribed by generally accepted accounting principles and therfore, is unlikely to be comparable to operating earnings (EBITDA) as reported by other publicly traded companies.

**BFS Entertainment & Multimedia Limited** manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America.

(SEC Rule 12g exemption #82-4245)



For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

# BFS ENTERTAINMENT & MULTIMEDIA LIMITED

360 Newkirk Road
Richmond Hill, Ontario
L4C 3G7

**SEC EXEMPTION #82-4245**

**Proxy solicited by management for use at the Annual Meeting of Shareholders to be held on September 28, 2004**

The undersigned shareholder of **BFS ENTERTAINMENT & MULTIMEDIA LIMITED** (the "Corporation") hereby appoints Denis B.E. Donnelly, Chief Executive Officer, or failing him, David Chapman, Secretary, or failing either of them ______________________________ as proxy for the undersigned to attend, vote and act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation (the "Meeting") to be held at 11:00 a.m. on September 28, 2004 at the offices of Stikeman Elliott LLP in Boardroom 3, Commerce Court West, 51st Floor, 199 Bay Street, Toronto, Ontario, Canada and at any adjournment or postponement thereof, with full power of substitution, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or postponement thereof; provided, however, that without limiting the general authorization and power hereby given, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote the Common Shares registered in the name of the undersigned as follows:

1. [ ] **VOTE FOR** or [ ] **WITHHOLD VOTE** with respect to the election of the nominees of management as directors;

2. [ ] **VOTE FOR** or [ ] **WITHHOLD VOTE** with respect to the reappointment of Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors, and the authorization of the directors to fix their remuneration; and

3. **IN HIS/HER DISCRETION** with respect to amendments to the above matters and on such other business as may properly come before the Meeting or any adjournment thereof.

**DATED:** __________________, 2004

______________________________
Signature of Shareholder

______________________________
Name of Shareholder (please print)

______________________________
Number of Common Shares Held

Notes:

1. Reference is made to the accompanying management information circular for more information regarding the use of this proxy and the Meeting.

2. A proxy must be dated and signed by the shareholder or by the shareholder's duly authorized attorney or other legal representative. Any such attorney or representative must provide proof of authority to sign on behalf of the registered shareholder. If the shareholder is a corporation, the proxy must be signed by an officer of such corporation or by such corporation's duly authorized attorney.

3. If not dated, this proxy shall be deemed to bear the date on which it was mailed.

4. A shareholder who has common shares registered in the name of a securities dealer or broker should contact such dealer or broker for instructions in voting their common shares.

5. **A shareholder has the right to appoint a person other than as designated above to represent him or her at the Meeting, either by striking out the names of the persons designated above and inserting such other person's name in the blank space provided, or by completing another proper form of proxy and, in either case, delivering the completed proxy to CIBC Mellon Trust Company in the reply envelope provided at the address below.**

6. The common shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. **In the absence of direction, common shares represented by this proxy will be voted FOR each of the matters referred to herein.**

7. A completed proxy must be delivered to the Corporation c/o CIBC Mellon Trust Company, Proxy Department, so as to arrive prior to 10:00 a.m. (Toronto time) on September 27, 2004 (or prior to 10:00 a.m. (Toronto time) at least one business days preceding the date of any adjournment or postponement of the Meeting) or with the Chair or the scrutineers of the Meeting prior to commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof. The address of CIBC Mellon Trust Company is, if delivered in person or if delivered by mail (other than in the prepaid envelope provided), 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9. A completed proxy may also be delivered to the Corporation c/o CIBC Mellon Trust Company, Proxy Department by facsimile at (416) 368-2502.

SEC EXEMPTION #82-4245

*CUSIP 054913108*
*To Non-Registered Shareholders*

**BFS ENTERTAINMENT & MULTIMEDIA LIMITED**

**Request to be Added to the Supplemental Mailing List**

National Instrument 54-102 (Interim Financial Statement and Report Exemption) provides beneficial shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications please complete this form and return it to the address at the bottom of this form.

Please add my name to the Supplemental Mailing List kept by you in order that I might receive interim financial statements. I confirm that I am a non-registered shareholder of BFS Entertainment & Multimedia Limited.

Name: ______________________________

Signature: ______________________________

Address: ______________________________

______________________________

Postal Code: ______________________________

Date: ____________________

***Please Print Clearly***

BFS Entertainment & Multimedia Limited
360 Newkirk Road
Richmond Hill, Ontario
L4C 3G7

**BFS ENTERTAINMENT & MULTIMEDIA LIMITED**

**NOTICE OF ANNUAL MEETING OF SHAREHOLDERS**

**NOTICE** is hereby given that the annual meeting (the "Meeting") of shareholders of BFS Entertainment & Multimedia Limited (the "Corporation") will be held on Tuesday, September 28, 2004 at 11:00 a.m. (Toronto time) at Stikeman Elliott LLP in Boardroom 3, Commerce Court West, 51st Floor, 199 Bay Street, Toronto, Ontario, Canada for the following purposes:

1. to receive and consider the audited consolidated financial statements of the Corporation for the fiscal year ended May 1, 2004, together with the auditor's report thereon;

2. to elect the directors of the Corporation;

3. to appoint Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration; and

4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company in accordance with the instructions on the back of such form so as to arrive prior to 10:00 a.m. (Toronto time) on September 27, 2004 (or prior to 10:00 a.m. (Toronto time) at least one business days preceding the date of any adjournment or postponement of the Meeting) or with the Chair or the scrutineers of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

**BY ORDER OF THE BOARD OF DIRECTORS**

Denis B.E. Donnelly
President and Chief Executive Officer

August 23, 2004
Richmond Hill, Ontario

# BFS ENTERTAINMENT & MULTIMEDIA LIMITED

360 Newkirk Road
Richmond Hill, Ontario
L4C 3G7

## MANAGEMENT INFORMATION CIRCULAR

August 23, 2004

## GENERAL PROXY INFORMATION

**Solicitation of Proxies**

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual meeting of shareholders of BFS Entertainment & Multimedia Limited (the "Corporation") to be held on Tuesday, September 28, 2004 at 11:00 a.m. (Toronto time) (the "Meeting") at Stikeman Elliott LLP in Boardroom 3, Commerce Court West, 51st Floor, 199 Bay Street, Toronto, Ontario, Canada, and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. No person has been authorized to give any information or to make any representations in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Corporation. It is expected that the solicitation will be made primarily by mail, however, proxies may also be solicited personally, by telephone or telecopier, by directors, officers or regular employees or paid agents of the Corporation. The total cost of this solicitation will be borne by the Corporation. **The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation.**

The information in the Circular is given as of August 23, 2004 unless otherwise noted.

**Voting Rights**

In accordance with the OBCA, the Corporation will prepare a list of shareholders as of August 23, 2004 (the "Record Date"). The only shareholders that will be entitled to vote, in person or by proxy, at the Meeting, will be the shareholders of record at the close of business on the Record Date, except to the extent that a shareholder has transferred ownership of common shares after such date and the transferee of such common shares produces properly endorsed share certificates or establishes ownership thereof and makes a written request to CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 (Attention: Proxy Department) not later than the close of business ten (10) days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee, and not the holder of record on the Record Date, will be entitled to vote such common shares at the Meeting. Subject to the foregoing, each common share entitles the holder thereof to one (1) vote on any vote taken at the Meeting.

**Appointment of Proxy Holders**

Shareholders who are unable to be present at the Meeting may still vote though the use of a proxy. A shareholder who is unable to be present at the Meeting should complete and execute either the enclosed form of proxy and deliver it or return it by mail in the enclosed reply envelope so that it is received by CIBC Mellon Trust Company at any time prior to the Proxy Deadline (as defined below), or deposit it with the Chair or the scrutineers of the Meeting prior to the commencement thereof. By completing, executing and returning the enclosed form of proxy prior to the Proxy Deadline, a shareholder can participate in the Meeting through the person or persons named therein.

The persons named in the enclosed form of proxy accompanying this Circular are directors and officers of the Corporation. **A shareholder of the Corporation has the right to appoint a person other than the persons specified in such form of proxy and who need not be a shareholder of the Corporation to attend and act for him and on his behalf at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the enclosed reply envelope in the manner set forth below.**

**Use of Proxies**

To be used at the Meeting, a proxy must be deposited with CIBC Mellon Trust Company, Proxy Department, if delivered in person or if delivered by mail (other than in the prepaid envelope provided), to 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or if delivered by facsimile at (416) 368-2502, at any time prior to 10:00 a.m. (Toronto time) on September 27, 2004 or, if there is an adjournment or postponement of the Meeting, prior to 10:00 a.m. (Toronto time) on the business day preceding the date of the adjourned or postponed meeting (the "Proxy Deadline") or, in either case, with the Chair or the scrutineers of the Meeting at any time prior to the commencement of the Meeting or such adjournment or postponement thereof. Failure to so deposit a proxy may result in its invalidation. The time limit for depositing proxies prior to the Meeting may be waived by the Chair of the Meeting in his discretion without notice.

In order to be effective, a form of proxy must be executed by a shareholder or the shareholder's attorney, duly authorized in writing. If the shareholder is a corporation, the proxy must be signed by an officer of such corporation or by such corporation's duly authorized attorney. Where an attorney has executed a proxy, it must be accompanied by evidence of the attorney's authority to sign.

**Revocation of Proxies**

A shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by him or her, or by his or her attorney, duly authorized in writing, deposited at the registered office of the Corporation, or with CIBC Mellon Trust Company, Proxy Department, if delivered in person, to 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or if delivered by mail, to P.O. Box 12005, Station BRM B, Toronto, Ontario, M7Y 2K5, prior to 10:00 a.m. (Toronto time) on September 27, 2004, or prior to 10:00 a.m. (Toronto time) on the second business day preceding any adjournment or postponement of the Meeting, or with the Chair or the scrutineers of the Meeting prior to the commencement of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. A proxy may also be revoked in any other manner permitted by law.

Regardless of the form of proxy used, the persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed as proxy on any ballot that may be called for in accordance with the instructions thereon. **In the absence of such specification, common shares represented by the enclosed form of proxy will be voted in favour of each of the matters referred to herein.**

**Discretionary Authority of Proxies**

**The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to, or variations of, matters identified in the Notice of Meeting and with respect to other matters, if any, that may properly come before the Meeting.** At the date of this Circular, management of the Corporation knows of no such amendments, variations, or other matters to come before the Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxyholder.

**Voting Securities and Principal Holders Thereof**

As of the date hereof, the Corporation had outstanding 7,970,833 common shares, each carrying one vote. As of the date hereof, to the knowledge of the directors or officers of the Corporation, the only person that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding common shares of the Corporation is as follows:

| Name and Address | Number of common shares | Percentage of Class |
|---|---|---|
| DENIS B.E. DONNELLY<br>Aurora, Ontario | 3,324,100 | 41.7% |

## BUSINESS OF THE MEETING

**Election of Directors**

The following table sets forth certain information with respect to the five persons proposed to be nominated by management for election as directors.

| Nominee | Position with Corporation | Principal Occupation[3] | Director Since | Number of common shares Beneficially Owned[4] |
|---|---|---|---|---|
| DENIS B.E. DONNELLY<br>Aurora, Ontario | Chairman of the Board, President, Chief Executive Officer & Director | President & Chief Executive Officer of the Corporation | 1981 | 3,324,100 |
| DAVID E. CHAPMAN<br>Toronto, Ontario | Secretary and Director | Partner, Bresver, Grossman, Scheininger & Davis,<br>Toronto, Ontario<br>(a law firm) | 1995 | 2,000 |
| WARREN PALITZ[1][2]<br>Haddonfield, NJ<br>USA | Director | Vice President, Greentree Brokerage Services, Inc., Philadelphia, USA | 1997 | 35,000 |
| MARK SHONIKER[1] [2]<br>Toronto, Ontario | Director | Director,<br>Bank of Montreal Capital Corporation | 1999 | Nil |
| C. MARK ZIELSTRA[1] [2]<br>Winnipeg, Manitoba | Director | Company Director | 1999 | 200,000 |

Notes:
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Each person named above has held the principal occupation noted for the last five years.
(4) Information respecting the number of common shares owned by each director has been provided by such director.

The size of the Board of Directors of the Corporation is currently five. All directors to be elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. The Corporation does not have an executive committee. The Corporation is required to have an audit committee.

**Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote properly executed and deposited proxies for the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.**

**Appointment of Auditors**

Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, 245 Fairview Mall Drive, Toronto, Ontario, are to be nominated at the Meeting for appointment as the auditors of the Corporation to hold office until the close of the next annual meeting of the Corporation. It is proposed that the remuneration to be paid to the auditors of the Corporation be fixed by the Board of Directors. Lipton, Wiseman, Altbaum & Partners LLP were first appointed as auditors of the Corporation on July 4, 1994.

**Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote properly executed and deposited proxies for the reappointment of Lipton, Wiseman, Altbaum & Partners LLP as auditors of the Corporation and the fixing of their remuneration by the Board of Directors.**

## STATEMENT OF EXECUTIVE COMPENSATION

**Summary Compensation Table**

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three fiscal years ended May 1, 2004 (to the extent required by the Regulation) in respect of the individuals who were, at May 1, 2004, the Chief Executive Officer and the Chief Financial Officer and each of the three other most highly compensated executive officers of the Corporation whose total salary and bonus exceeded $150,000 (collectively, the "Named Executive Officers"). No persons other than the CEO and CFO of the Corporation fell into this category.

| | | Annual Compensation | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Award | | Payouts | |
| Name and Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compen-sation ($) | Securities Under Options Granted (#) | Shares or Units Subject to Resale Restrictions ($) | LTIP Payouts ($) | All Other Compensation ($) |
| DENIS B.E. DONNELLY<br>President & Chief Executive Officer | 2004<br>2003<br>2002 | $225,000<br>$225,000<br>$206,538 | None<br>None<br>$48,000 | None<br>None<br>None | None<br>None<br>None | None<br>None<br>None | None<br>None<br>None | None<br>None<br>None |
| JOHN P. GRZYBOWSKI<br>Chief Financial Officer | 2004<br>2003<br>2002 | $115,114<br>$113,850<br>$112,073 | $2,000<br>$10,000<br>$3,000 | None<br>None<br>None | None<br>None<br>None | None<br>None<br>None | None<br>None<br>None | None<br>None<br>None |

**Option Grants in the Fiscal Year ending May 1, 2004**

The following table sets forth information concerning the granting of options to purchase common shares to any of the Named Executive Officers.

| Name | Securities under Options Granted (#) | % of Total Options Granted to Employees in Fiscal Year 2003 | Exercise or Base Price ($/Unit) | Market Value of Securities Underlying Options on the Date of Grant ($/Unit) | Expiry Date |
|---|---|---|---|---|---|
| DENIS B.E. DONNELLY President & Chief Executive Officer | - | - | - | - | - |
| JOHN P. GRZYBOWSKI Chief Financial Officer | - | - | - | - | - |

**Options Exercised and Aggregate Options Remaining**

The following table sets forth information concerning each exercise of options by the Named Executive Officers during the fiscal year ended May 1, 2004.

| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options at May 1, 2004 (#) Exercisable/Unexercisable | Value of Unexercised in-the-money Options at May 1, 2004 ($) Exercisable/Unexercisable |
|---|---|---|---|---|
| DENIS B.E. DONNELLY President & Chief Executive Officer | None | None | 250,000/Nil | Nil/ Nil |
| JOHN P. GRZYBOWSKI Chief Financial Officer | None | None | 50,000/10,000 | Nil/ Nil |

**Composition of the Compensation Committee**

Three outside directors, Warren Palitz, Mark Shoniker and C. Mark Zielstra acted as the Corporation's Compensation Committee during the fiscal year ended May 1, 2004. None of the members of the Compensation Committee performed similar functions with other public companies during the fiscal year ended May 1, 2004.

**Compensation of Directors**

The non-management directors of the Corporation receive a fixed $4,000 per annum paid quarterly for attending meetings of the Board of Directors or a committee of the Board of Directors.

**Report On Executive Compensation**

It is the responsibility of the Compensation Committee to determine the level of compensation in respect of the Corporation's senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include

achievement of the Corporation's strategic objective of growth and the enhancement of shareholder value through increases in the stock price resulting from a stronger balance sheet and increased earnings.

Compensation for executive officers is composed primarily of three components; namely, base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the above referenced objectives.

In establishing the levels of base salary, the award of stock options and performance bonuses, the Compensation Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.

The Compensation Committee is also responsible for reviewing the Corporation's manpower and succession plans to ensure that adequate plans are in place.

*Chief Executive Officer*

The Corporation has entered into an employment agreement dated February 17, 1997 with Denis B.E. Donnelly, President and Chief Executive Officer of the Corporation, (the "Employment Agreement"). The Employment Agreement provides that on termination of the employment of Mr. Donnelly with the Corporation for any reason other than for cause, Mr. Donnelly is entitled to 36 months' salary plus the present value of the benefits, if any, that he would have enjoyed over such 36 months. The term of employment for Mr. Donnelly was from February 17, 1997 through to February 28, 2002, which has been extended to February 28, 2005. The current annual base salary of Mr. Donnelly is $225,000.

The Compensation Committee has determined that the terms of the Employment Agreement are consistent with the compensation paid to chief executive officers of comparable companies.

The foregoing report as of May 1, 2004, was submitted to the Corporation by the Compensation Committee.

Warren Palitz
Mark Shoniker
C. Mark Zielstra

**EQUITY COMPENSATION PLAN INFORMATION**

| Plan | Securities to be issued upon exercise of outstanding options (#) | Weighted-average exercise price of outstanding options ($) | Securities remaining available for future issuance under equity compensation plans ($) |
|---|---|---|---|
| SHARE INCENTIVE PLAN | 567,500 | 0.65 | 607,500 |
| SHARE BONUS PLAN | N/A | N/A | 360,000 |

The Corporation maintains a Share Incentive Plan (the "SIP") and Share Bonus Plan (the "SBP") which is administered by the Board of Directors on the recommendation of the President and Chief Executive Officer. Eligibility for participation in these plans is limited to directors, officers, key employees

and consultants of the Corporation and its subsidiaries. Both plans have been approved by the shareholders of the Corporation.

The exercise price in respect of any option issued under the SIP is required to be fixed by the Board of Directors, as the case may be, and may not be less than the market price of the common shares on the day preceding the grant of the option. Options issued under the SIP may be exercised during a period determined by the Board of Directors, which may not exceed ten years. All options granted under the SOP may be exercised only for so long as the participant remains a director or employee, subject to certain exceptions such as death or terms of the consulting agreement entered between the Corporation or the subsidiary, as the case may be, and the consultant.

Under the SBP, common shares are issued as a form of bonus. The determination regarding the amount of bonus shares to be issued to any one person under the SBP is determined by the Board of Directors.

## INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No director, officer or other insider of the Corporation, or any associate or affiliate thereof, has or had any material interest in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the Corporation.

## INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer of the Corporation was indebted to the Corporation at any time during the fiscal year ended May 1, 2004.

## STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with the disclosure requirements of the Toronto Stock Exchange and using the corporate governance guidelines set out in the Toronto Stock Exchange Company Manual as a reference, the Board of Directors of the Corporation has adopted the following statement of corporate governance practices:

The Board implicitly and explicitly acknowledges its responsibility for the stewardship of the Corporation as follows:

(i) The Board participates in strategic planning as the acceptor and/or adopter of the strategic plans proposed and developed by management. The strategic planning process has been the responsibility of management. The Board will undertake periodic reviews of the strategic planning process;

(ii) The Board has considered and does in its deliberations consider the principal risks of the Corporation's business and receives periodic reports from management of the Corporation's assessment and management of those risks;

(iii) The Board has, from time to time, considered succession issues and takes responsibility for appointing and monitoring officers of the Corporation;

(iv) The Board has discussed and considered how the Corporation communicates with its various shareholders and periodically reviews and approves the Corporation's communications with the public but has no formal communication policy; and

(v) The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems.

Given the extensive experience of senior management of the Corporation in the Corporation's principal business, it has not been necessary for the Board to encourage senior management to participate in appropriate professional and personal development activities, courses and programs. However, the Board does support management's commitment to the training and development of all permanent employees.

**Composition and Function of the Board of Directors**

The Board currently comprises five members of whom three, Messrs. Warren Palitz, Mark Shoniker and C. Mark Zieistra are unrelated directors.

The Board has considered the relationship of each current director in making this determination. Mr. Donnelly is a member of management of the Corporation and Mr. Chapman is an officer of the Corporation and provides legal services to the Corporation through a law firm of which he is a partner.

The Board has in the past considered its size with a view to its effectiveness and has concluded that additional outside directors are required. As a result, in 1999 the size of the Board of Directors was increased by one, and two additional "unrelated" directors were added. The Board, thus constituted, brings together a mix of skills, background, ages and attitudes that the Board considers appropriate for the stewardship of the Corporation.

The Board of Directors expressly assumes responsibility for developing the Corporation's approach to governance issues and is responsible for the responses to governance guidelines. The Corporation has not developed position descriptions for the directors or the Chief Executive Officer. Any responsibility that is not delegated to management or a Board committee remains with the Board.

The Board has functioned and is of the view that it can continue to function, independently of management, as required. The Board has not appointed a chair of the Board who is an unrelated director. However, unrelated directors are free to add items to agendas or to request the calling of Board meetings where deemed necessary and all members of the Board are invited to raise issues not on the agenda at Board meetings. Board meetings are held at least three times a year.

The Board has not met without management present. If the Board believed it was appropriate and meaningful, it would formalize the process by which the Board would meet without management and for handling the Board's overall relationship with management.

**Committees of the Board**

The Board has not constituted a formal nominating committee. Nominations for the Board have been the result of recruitment efforts by several directors and have been discussed informally with several directors before being brought to the Board as a whole.

The Board has not constituted a committee comprised exclusively of outside directors, a majority of whom are unrelated directors, to assess the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

The Corporation does not have a formal process of orientation and education for new members of the Board. This process is handled informally by members of the Board.

The Board has not adopted a system that would enable an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances. If such an engagement

were appropriate, it would be subject to the approval of the unrelated directors of the Board in consultation with the Chairman and Chief Executive Officer.

The Audit Committee is currently composed of three directors, Warren Palitz, Mark Shoniker and C. Mark Zielstra, all of whom are independent and financially literate. The Audit Committee reviews the annual and quarterly financial statements, material investments and transactions that could materially affect the financial position of the Corporation. The Audit Committee also establishes and monitors procedures to resolve conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Corporation. The text of the audit committee charter is attached as Schedule "A".

The Compensation Committee is currently composed of three directors, all of whom are unrelated. The mandate of the Compensation Committee is, in part, to make recommendations to the Board of Directors with respect to the appointment and remuneration of executive officers of the Corporation. The Compensation Committee meets periodically to implement its mandate. The Compensation Committee further reviews compensation paid to management of similarly sized companies to ensure that remuneration to management of the Corporation is consistent with industry standards. The Compensation Committee also considers and makes recommendations to the Board of Directors with respect to the granting of stock options.

**Fees Paid to Auditors**

| Fiscal Year | Audit Fees | Audit Related Fees | Tax Fees | Other Fees |
|---|---|---|---|---|
| 2004 | $30,650 | - | $2,100 | - |
| 2003 | $30,300 | | $2,700 | - |

**Shareholder Communication**

To enable the Corporation to communicate more effectively with its shareholders, the Corporation has created the office of the Communications Officer. John Grzybowski, is the current Communications Officer of the Corporation and may be reached at 360 Newkirk Road, Richmond Hill, Ontario, L4C 3G7 (telephone (905) 884-2323). The Communications Officer is responsible for receiving all communications from the shareholders of the Corporation, other shareholders and the public generally, accommodating feedback from shareholders about the operations of the Corporation and effectively interpreting the operations of the Corporation to shareholders.

**Other Information**

Financial information about the Corporation is provided in the Corporation's comparative financial statements and MD&A for the year ending May 1, 2004. Additional information relating to the Corporation is available at www.sedar.com. Information may also be requested from the Communications Officer of the Corporation at 360 Newkirk Road, Richmond Hill, Ontario, L4C 3G7 (telephone (905) 884-2323).

## DIRECTORS' APPROVAL

The Board of Directors of the Corporation has approved the contents and the sending of this Circular.

**BY ORDER OF THE BOARD OF DIRECTORS**

**August 23, 2004**
**Richmond Hill, Ontario**

**(signed) Denis B.F. Donnelly**
**President and Chief Executive Officer**

## SCHEDULE "A"

# BFS ENTERTAINMENT & MULTIMEDIA LIMITED CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

**Section 1 Role and Purpose**

The Audit Committee (sometimes referred to herein as the "Committee") is a committee of the Board of Directors of BFS Entertainment & Multimedia Limited (the "Corporation"). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling their roles as Directors of the Corporation by:

(a) recommending to the Board the appointment and compensation of the Corporation's external auditor;

(b) overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c) pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation or its subsidiaries by the Corporation's external auditor;

(d) reviewing and approving the annual and interim financial statements, related management discussion and analysis ("MD&A"), and annual and interim earnings before such information is publicly disclosed;

(e) satisfying themselves that adequate procedures are in place for the review of the Corporation's public disclosure of financial information, other than those described in (d) above, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(f) establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation or its subsidiaries of concerns regarding questionable accounting or auditing matters; and

(g) reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation or its subsidiaries.

The Audit Committee should primarily fulfill these responsibilities by carrying out the activities enumerated in this Charter. However, it is not the duty of the Committee to prepare financial statements, to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles ("GAAP"), to conduct investigations, or to assure compliance with laws and regulations or the Corporation's internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor, as the case may be.

**Section 2 Composition of the Committee and Meetings**

(1) The Audit Committee must be constituted as required under Multilateral Instrument 52-110, as it may be amended from time to time ("MI 52-110"). At the date hereof, the requirements of MI 52-110 as regards composition do not apply to the Corporation as a "venture issuer".

(2) The members of the Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

(3) Any member of the Audit Committee may be removed or replaced at any time by the Board of Directors and shall cease to be a member of the Audit Committee on ceasing to be a Trustee. The Board of Directors may fill vacancies on the Audit Committee by election from among the Board of Directors. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all of its powers so long as a quorum remains.

(4) The Committee shall meet at least four times annually, or more frequently as circumstances require.

(5) The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation or the Corporation, and others as they consider appropriate.

(6) In order to foster open communication, the Committee or its Chair shall meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately. In addition, the Committee or its Chair should meet with management quarterly in connection with the Corporation's interim financial statements.

(7) Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall determine by resolution.

(8) Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Committee shall determine upon reasonable notice to each of its members, which shall not be less than 48 hours. The notice period may be waived by all members of the Committee. Each of the Chairman of the Board and the external auditor, and the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Corporation, shall be entitled to request that any member of the Committee to call a meeting.

(9) The Committee shall determine any desired agenda items.

**Section 3 Activities**

The Audit Committee shall, in addition to the matters described in Section 1:

(1) Review and recommend to the Board changes to this Charter as considered appropriate from time to time.

(2) Review the public disclosure regarding the Audit Committee required by MI 52-110.

(3) Review and discuss, on an annual basis, with the external auditor all significant relationships they have with the Corporation to assess their independence.

(4) Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(5) Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(6) Arrange for the external auditor to be available to the Committee and the Board of Directors as needed.

(7) Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor.

(8) Consider the external auditor's judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation's and/or the Corporation's accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(9) Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(10) Consider proposed major changes to the Corporation's and/or the Corporation's accounting principles and practices.

(11) If considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor.

(12) Review the scope and plans of the external auditor's audit and reviews. The Committee may authorize the external auditor to perform supplemental reviews or audits as the Committee may deem desirable.

(13) Periodically consider the need for an internal audit function, if not present.

(14) Following completion of the annual audit and, if applicable, quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(15) Review with the external auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

(16) Review activities, organizational structure and qualifications of the chief financial officer and the staff in the financial reporting area and see to it that matters related to succession planning are raised for consideration by the Board of Directors.

(17) Review management's program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

**Section 4 General Matters**

(1) The Committee is authorized to retain independent counsel, accountants, consultants and any other professionals ("Advisors") it deems necessary to carry out its duties, and the Committee shall have the authority to determine the compensation of and to cause the Corporation or the Corporation to pay any such Advisors.

(2) The Committee is authorized to communicate directly with the external (and, if applicable, internal) auditors as it sees fit.

(3) If considered appropriated by it, the Committee is authorized to conduct or authorize investigations into any matters within the Committee's scope of responsibilities, and to perform any other activities as the Committee deems necessary or appropriate.

(4) Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible for preparing financial statements, for planning or conducting internal or external audits or for determining that the Corporation's and/or its subsidiaries' financial statements are complete and accurate and are in accordance with generally accepted accounting principles, as these are the responsibility of management and in certain cases the external auditor, as the case may be. Nothing contained in this Charter is intended to make the Committee liable for any non-compliance by the Corporation or its subsidiaries with applicable laws or regulations.

(5) The Committee is a committee of the Board of Directors and is not and shall not be deemed to be an agent of the Corporation's shareholders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders of the

Annual Meeting of the Shareholders of
BFS Entertainment & Multimedia Limited (the "Issuer")

September 28, 2004
Toronto, Ontario

**REPORT OF VOTING RESULTS**
*National Instrument 51-102 – Continuous Disclosure Obligations*
*(Section 11.3)*

**Matters Voted Upon**

| | | | Votes by Ballot | |
|---|---|---|---|---|
| **Item** | | **Outcome of Vote** | **Votes For** | **Votes Withheld/Against** |
| 1. | The election of the following nominees as directors of the Issuer for the ensuing year or subject to the Issuer's by-laws and to applicable laws, until their successors are elected or appointed: | passed | N/A | N/A |
| | (a) Denis B.E. Donnelly | | | |
| | (b) David E. Chapman | | | |
| | (c) Warren Palitz | | | |
| | (d) Mark Shoniker | | | |
| | (e) C. Mark Zeilstra | | | |
| 2. | The reappointment of Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting and authorizing the directors to fix their remuneration. | passed | N/A | N/A |

**DATED** this 2nd day of October, 2004.

**BFS Entertainment & Multimedia Limited**

By: "signed" Denis B.E. Donnelly

Name: Denis B.E. Donnelly
Title: President & CEO

# FORM 52-109FT2
# CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending July 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: September 17, 2004

"signed" Denis Donnelly
President and
Chief Executive Officer.